August 17, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20519

Attn: Kenneth Ellington

Re:                             The Alger Funds (File Nos. 811-1355; 33-4959), The Alger Funds II (File Nos. 811-1743; 33-98102), The Alger Institutional Funds (File Nos. 811-7986; 33-68124), The Alger Portfolios (File Nos. 811-5550; 33-21722) and Alger Global Growth Fund (File Nos. 811-21308; 33-103283) Correspondence

Ladies and Gentlemen:

Comments were provided on the correspondence filed on August 8, 2018 for the above referenced Trusts (each a “Trust” and collectively the “Trusts”) telephonically to Rachel Winters by Kenneth Ellington of the Staff on August 14, 2018. For the convenience of the Staff, comments have been restated below in their entirety, and the Trusts’ response follows each comment.

1.              Staff Comment: On the Schedule of Investments of the Annual Reports, the Trusts are required to disclose (i) the end of period interest rate for money market funds (Reg. S-X, Article 12-12 fn.4), (ii) the specific class of shares held of other investment companies, including money market funds, and (iii) the rates associated with preferred stock, if applicable.

Response:  We confirm that in the future the rate for money market funds, the specific class of shares held of other investment companies, including money market funds, and the rates associated with preferred stock, if applicable, will be disclosed on the schedule of investments.

2.              Staff Comment:     For each Fund with a Sub-Adviser, please disclose the compensation of each Investment Adviser, including the Sub-Adviser, in the Fund’s Statement of Additional Information for the prior three fiscal years as required by Item 19(a)(3) of Form N-1A. Please also disclose this information in the Financial Statements in the Annual and Semi-Annual Reports.

The Alger Funds

360 Park Avenue South • New York, NY 10010 • www.alger.com

Response: We confirm that in the future we will disclose the compensation of all Sub-Advisors for the prior three fiscal years in the Statement of Additional Information, and in the Financial Statements in the Annual and Semi-Annual Reports.  For 2017, the disclosure will be as follows: “For the fiscal year ended, Alger Management paid a sub-advisory fee of $          to Weatherbie Capital, LLC (“Weatherbie” or the “Sub-Adviser”), an affiliate of the Manager, out of its own resources at no additional charge to the Fund, which is equal to 70% of the management fee paid by the Fund to the Adviser with respect to the sub-advised assets. Weatherbie began sub-advising the Fund in 2017.”

Sincerely,
/s/ Tina M. Payne

Tina M. Payne
Secretary